UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

2012 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2011 (BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	01/31/2012
Banco Santander Individual Publication - BRGAAP	01/31/2012

Annual and Consolidated Financial Statements, as of 12/31/2011 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/30/2012

Standardized Financial Statements (DFP), as of 12/31/2011 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/31/2012

Cash proceeds in the allocation of the result for fiscal year of 2011 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/24/2011	600,000,000	Gross R$ 1.43656022	Gross R$ 1.58021625	Gross R$ 158.02162460	08/29/2011
Intermediary dividends	05/31/2011	273,840,060	R$ 0.65564623	R$ 0.72121085	R$ 72.12108515	08/29/2011
Interim dividends	05/31/2011	476,159,939	R$ 1.14005405	R$ 1.25405945	R$ 125.40594525	08/29/2011
Interest on Equity	06/21/2011	550,000,000	Gross R$ 1,3168469	Gross R$ 1.4485316	Gross R$ 144.8531559	08/29/2011
Interim dividends	06/21/2011	100,000,000	R$ 0.2394267	R$ 0.2633694	R$ 26.3369370	08/29/2011
Interest on Equity	09/22/2011	400,000,000	Gross R$ 0.959206070	Gross R$ 1.055126680	Gross R$105.512667850	02/25/2012
Interim dividends	12/21/2011	775,000,000	R$ 1.859039920	R$ 2.044943920	R$ 204.494391600	02/25/2012

Cash proceeds in the allocation of the result for fiscal year of 2012* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/28/2012	400,000,000	Gross R$ 0,960000960	Gross R$ 1,056001060	Gross R$ 105,600105800	To be defined

* The distributions will be ratified at the Annual Shareholders’ Meeting on 2013.

Reference Form as of 12/31/2012

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2012

Annual Information – 20F, as of 12/31/2012

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	03/30/2012

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter	04/26/2012
Referring to 2nd quarter	07/26/2012
Referring to 3rd quarter	10/25/2012

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/26/2012
- Referring to 2nd quarter	07/26/2012
- Referring to 3rd quarter	10/25/2012

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – January 07, 10 and 11, 2012 Valor Econômico – January 09, 10 and 11, 2012
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	01/06 and 01/07,2012
General Shareholders’ Meeting	02/07/2012
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/07/2012

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 24, 27 and 28, 2012 Valor Econômico - March 26, 27 and 28, 2012
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	03/23/2012 and 03/26/2012
Annual and General Shareholders’ Meeting	04/25/2012
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/25/2012

Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting: (i) to approve the proposal for amendment of the Company’s Bylaws, to preview the Compensation and Appointment Committee, as per to Resolution #3.921, dated November 25, 2010, of the Brazilian National Monetary Council.

01/05/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	01/06/2012
EVENT	DATE

Board of Directors’ Meeting: (i) to acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company, and the Report of the Audit Committee for the Company´s Financial Statements, all referred to the fiscal year ended on December 31, 2011; (ii) to approve the Company’s Financial Statements related to the fiscal year ended on December 31,2011, together with the Report of the Administration, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; and the Tax Credit Realization Technical Study, for the purposes of the article 2, item 1 of the Circular # 3171, of December 30, 2002, of the Central Bank of Brazil; (iii) know the economics-financials results of the Company relative to January, 2012; (iv) approve the date of payment of interest on capital declared on the Board of Directors meeting held on September 22 and the respectively re-ratification on October 26, 2011, and of dividends declared on the Board of Directors meeting held on December, 21, 2011; (v) Appoint Mr. Ignacio Dominguez Adame as executive officer responsible for custody of securities area of the company before Comissão de Valores Mobiliários; (vi) know the resignation of Mr. Ramón Camino Puig Carbo to the position of Officer without specific denomination of the Company; and (vii) Ratify the exoneration of Marcos Matioli de Souza Vieira, as the Executive Director of the Company.

01/30/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	01/30/2012
EVENT	DATE

Board of Directors’ Meeting: (i) approve the Ombudsman Report related to the second semester of 2011 and the corrective measures, for purposes of complying with the provisions of Article 31, items V and VI, of the Company’s Bylaws and article 2, items V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; and (ii) know the economics-financials results of the Company relative to February, 2012.

02/29/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/29/2012
EVENT	DATE
Board of Directors’ Meeting: (i) Approve the election of the current members of the Company’s Audit Committee for a new term of office.	03/16/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/16/2012
EVENT	DATE

Board of Directors’ Meeting: (i) Approve the proposal to general meeting the compensation of the Company administrators and the members of the Audit Committee regarding the year 2012; and (ii) appoint Mr. Eduardo Nunes Gianini to the position of member of the Compensation and Appointment Committee of the Company.

03/23/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/23/2012
EVENT	DATE
Board of Directors’ Meeting: (i) Approve the proposal for declaration of Interest on Company’s Capital.	03/28/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/28/2012
EVENT	DATE
Board of Directors’ Meeting: (i) Approve the Company’s Financial Statements regarding the 1st quarter of 2012.	04/25/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/25/2012
EVENT	DATE
Board of Directors’ Meeting.	05/31/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	05/31/2012
EVENT	DATE
Board of Directors’ Meeting.	06/27/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/27/2012
EVENT	DATE
Board of Directors’ Meeting.	06/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/21/2011
EVENT	DATE
Board of Directors’ Meeting.	07/25/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/25/2012
EVENT	DATE
Board of Directors’ Meeting.	09/26/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/26/2012
EVENT	DATE
Board of Directors’ Meeting.	10/24/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/24/2012
EVENT	DATE
Board of Directors’ Meeting.	11/22/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	11/22/2012
EVENT	DATE
Board of Directors’ Meeting.	12/19/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/19/2012

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2011	From 01/16/2012 to 01/30/2012
- Referring to 1st quarter of 2012	From 04/11/2012 to 04/25/2012
- Referring to 2nd quarter of 2012	From 07/11/2012 to 07/25/2012
- Referring to 3rd quarter of 2012	From 10/09/2012 to 10/24/2012

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2011	01/31/2012
- Referring to 1st quarter of 2012	04/26/2012
- Referring to 2nd quarter of 2012	07/26/2012
- Referring to 3rd quarter of 2012	10/25/2012

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2011	01/31/2012
- Referring to 1st quarter of 2012	04/26/2012
- Referring to 2nd quarter of 2012	07/26/2012
- Referring to 3rd quarter of 2012	10/25/2012

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	03/13/2012 – São Paulo - SP (Brazil) Santander Tower Avenue Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A Time: 3:00 p.m. (Brasilia’s Time)
03/15/2012 – Rio de Janeiro – RJ (Brazil) Bolsa de Valores do Rio de Janeiro Praça XV de Novembro, 20, Centro Time: 3:00 p.m. (Brasilia’s Time)
04/04/2012 – Curitiba – PR (Brazil|) Expo Unimed Curitiba R. Prof. Pedro Viriato Parigot de Souza, 5.300 Time: 4:00p.m. (Brasilia´s Time)
05/08/2012 – Salvador – BA (Brazil) Hotel Fiesta Avenida Antônio Carlos Magalhães, 711 Time: 7:00p.m. (Brasilia´s Time)
08/17/2012 – Brasília – DF (Brazil) Centro de Convenções Brasil 21 SHS Quadra 06, Lote 01, Conjunto A, Setor Hoteleiro Sul Time: 7:00p.m. (Brasilia´s Time)
11/29/2012 – Porto Alegre – RS (Brazil) PUC – RS Avenida Ipiranga, 6681 Time: 7:00p.m. (Brasilia´s Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer